MAIL STOP 3561

October 20, 2006

Mr. Michel Bourbonnais, President
China Titanium & Chemical Corp.
1530 9th Ave S.E.
Calgary, Alberta
Canada T2G 0T7

> **Re:** **China Titanium & Chemical Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File Number 000-18272**

Dear Mr. Bourbonnais:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief, Office of
Emerging Growth Companies